Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES SECOND QUARTER 2017 FINANCIAL RESULTS

Vancouver, B.C., August 14, 2017 – Entrée Resources Ltd. (TSX:ETG; NYSE MKT:EGI – the "Company" or "Entrée") is pleased to report its financial results for the three and six months ended June 30, 2017. Details of the Company’s second quarter 2017 financial results are contained in the unaudited consolidated financial statements and Management’s Discussion and Analysis, which are available on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All figures are in US dollars unless otherwise noted.

SECOND QUARTER 2017 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	Entrée has engaged Amec Foster Wheeler to complete an initial data review to be followed up by an updated Technical Report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension Lift 2 and Heruga deposits. Completion of this Technical Report will be an important milestone and help investors understand the underlying value of Entrée’s flagship asset.
•	As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") on July 31, 2017, production from the underground mine remains on track for first draw bell in mid-2020 and sustainable first production in 2021. Activities reported in Q2 2017 include:
•	Underground lateral development, sinking of Shafts 2 and 5 and the convey-to-surface decline system all continued to progress;
•	Underground lateral development made good progress during Q2 with approximately 1.4 equivalent kilometres completed; and
•	Shaft 5 sinking progressed approximately 190 metres during Q2 with sinking rates increasing significantly beyond those seen in Q1 2017.

Corporate

•	Q2 2017 net loss from continuing operations, was $0.6 million as compared to Q2 2016 ($0.7 million), a reduction of 11% from the comparative period of 2016.
•	As at June 30, 2017, cash on hand was $7.8 million and a working capital balance of $7.8 million.
•	On June 1, 2017, the Company re-located its head office in Vancouver as part of the Company’s ongoing effort to reduce expenses.
•	On May 9, 2017, the Company completed its strategic reorganization of Entrée’s business (the "Arrangement"). Entrée’s U.S. based assets, the Ann Mason Project and Lordsburg property, were transferred to a newly incorporated company, Mason Resources Corp. (TSX:MNR – "Mason Resources") and Entrée shareholders exchanged their old Entrée shares for shares of two separate and focused, well-capitalized, debt-free TSX-listed companies, each with a high quality advanced project. The reorganization provides new and existing shareholders with optionality as to investment strategy and risk profile.

•	On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.
•	On May 9, 2017, the Company entered into an Administrative Services Agreement with Mason Resources, pursuant to which Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis.

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

In Q2 2017, Entrée engaged Amec Foster Wheeler to complete an initial data review to be followed by an updated Technical Report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension Lift 2 and Heruga deposits. The Company estimates the cost to be approximately $0.5 million to complete and publish the report.

Development of the Oyu Tolgoi project continues to advance with the focus on lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. Sinking of Shaft 4, which Entrée expects to commence in 2018 based on the anticipated completion date, will be the first physical development on the Entrée/Oyu Tolgoi joint venture property. Turquoise Hill has previously announced that Shaft 4 should be complete in 2021. Turquoise Hill and the Company expect first development production from the Entrée/Oyu Tolgoi joint venture property in approximately 2021.

Management will continue through 2017 to improve the investment community’s understanding of the potential value of Entrée’s interest in the Entrée/Oyu Tolgoi joint venture property.

Corporate

The Company has focused, and will continue to focus its efforts on conserving cash reserves. Corporate objectives for 2017 include maximizing the market value of the Company’s assets through restructuring, increasing investor awareness and cash conservation. Total corporate costs, which include marketing and compliance costs, remain estimated to be between $1.6 million and $1.8 million for the 2017 year.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. The Entrée/Oyu Tolgoi joint venture property includes the Hugo North Extension and Heruga copper-gold deposits, as well as a large underexplored, highly prospective land package. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining license and the Entrée/Oyu Tolgoi joint venture property. Lift 1 underground development is fully financed. Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation from the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; anticipated future production, capital and operating costs, cash flows and mine life; completion of an updated Technical Report that includes a Preliminary Economic Assessment of Entrée’s interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; the expected timing of first physical development on the Entrée/Oyu Tolgoi joint venture property; the expected timing for completion of Shaft 4; the expected timing of first development production from Lift 1 of the Hugo North Extension deposit; construction and continued development of the Oyu Tolgoi underground mine; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the price of copper, gold and silver, and the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC (“OTLLC”), Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine. Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgments in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licenses or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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